Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

Senior Unsecured Floating Rate Notes due March 12, 2019

Issuer:	Ford Motor Credit Company LLC

Trade Date:	March 5, 2014

Settlement Date:	March 12, 2014 (T+5)

Maturity:	March 12, 2019

Size:	$650,000,000

Price to Public:	100% plus accrued interest from the Settlement Date

Dealer’s Commission:	0.35%

All-in Price:	99.65%

Net Proceeds (Before Expenses) to Issuer:	$647,725,000

Interest Rate Basis (Benchmark):	Three-Month USD LIBOR

Interest Currency:	US Dollars

Spread:	+83 basis points

Index Maturity:	Three months

Interest Rate Calculation:	USD LIBOR determined on Interest Determination Date plus the Spread

Initial Interest Rate:	Three-Month USD LIBOR as of two London Business Days prior to the Floating Rate Note Issue Date plus the Spread

Interest Reset Periods and Dates:	Quarterly on the 12th of March, June, September and December of each year prior to the Maturity Date, commencing June 12, 2014

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date

Interest Payment Dates:	Interest will be paid quarterly on the 12th of March, June, September and December of each year, commencing June 12, 2014 and ending on the Maturity Date

Interest Payment Date Convention:	Modified, Following Adjusted

Day Count Convention:	Actual/360

Denominations:	Minimum denominations of $200,000 with increments of $1,000 thereafter

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Co-Managers:	Lloyds Securities Inc. SMBC Nikko Securities America, Inc.

CUSIP/ISIN:	345397 WQ2 / US345397WQ20

It is expected that delivery of the Notes will be made against payment therefor on or about March 12, 2014, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC, toll free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.